VIA EDGAR

February 4, 2011

Ms. Julie F. Rizzo

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-20574

Dear Ms. Rizzo:

Thank you for your time on the phone today to discuss the date on which we plan to respond to your letter dated January 24, 2011.   Per our discussion, we plan to file our response no later than February 18, 2011.

Please contact me at (818) 871-3068 with any questions regarding the above.

Sincerely,

/s/ Mary E. Ahern
Mary E. Ahern
Director, Corporate Affairs and Compliance